Exhibit (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated January 6, 2006, and the related Letter of Transmittal and is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the securities laws of any jurisdiction require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of F&H Finance Corp. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Fox & Hound Restaurant Group

at

$15.50 Net Per Share in Cash

by

F&H Finance Corp.

an Indirect Wholly-Owned Subsidiary of

Levine Leichtman Capital Partners III, L.P.

F&H Finance Corp., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation (“FAC”), which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership, is offering to purchase all outstanding shares of Common Stock, par value $0.01 per share (the “Shares”) of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), at a purchase price of $15.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer (as defined below), being hereinafter referred to as the “Offer Price”), net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (which together constitute the “Offer”). See the Offer to Purchase for capitalized terms used but not defined herein.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK

CITY TIME, ON MONDAY, FEBRUARY 6, 2006, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares which, together with any Shares beneficially owned by the Offeror and FAC, represents at least a majority of the outstanding Shares (the “Minimum Condition”). The Offer is also subject to the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other terms and conditions. See Sections 1 and 15 of the Offer to Purchase. The Offer is not conditioned on obtaining financing.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 29, 2005 (the “Merger Agreement”), by and among Offeror, FAC and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Offeror and further provides that, after the purchase of the Shares pursuant to the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth therein, Offeror will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of FAC. Pursuant to the Merger, each issued and outstanding Share (other than (i) Shares owned by Offeror or FAC or owned by the Company as treasury stock and (ii) Shares held by holders who have properly exercised their appraisal rights under the Delaware General Corporation Law) immediately prior to the Effective Time (as defined in the Merger Agreement), will be automatically converted into the right to receive the Offer Price in cash, without interest thereon, less any required withholding of taxes, upon the surrender of certificates formerly representing such Shares.

The Board of Directors of the Company, based on the unanimous recommendation of a special committee consisting of independent directors and the advice of independent counsel and financial advisors, has unanimously (a) approved the Offer and the Merger, (b) determined that the Offer and the Merger are fair to and in the best interests of the Company and the holders of Shares (the “Stockholders”) and (c) resolved to recommend acceptance of the Offer to the Stockholders, and that the Stockholders tender their Shares pursuant to the Offer and, if applicable, vote to adopt the Merger Agreement.

For purposes of the Offer, Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered to Offeror and not withdrawn prior to the expiration of the Offer if, as and when Offeror gives oral or written notice to The Bank of New York (the “Depositary”) of Offeror’s acceptance of such Shares for payment. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Offeror and transmitting payments to tendering Stockholders. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message is utilized), and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making such payment.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless such Shares have already been accepted for payment by Offeror pursuant to the Offer, may also be withdrawn at any time after March 6, 2006 as described in Section 4 of the Offer to Purchase. The term “Expiration Date” means 5:00 p.m., New York City time, on Monday, February 6, 2006, unless and until Offeror, in accordance with the terms of the Offer and the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. If all conditions to the Offer have been met or waived, Offeror must pay for all Shares tendered and not withdrawn.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on the particular certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined below), except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. An “Eligible Institution” means a member firm of a registered national securities exchange (registered under Section 6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act. All Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be returned at any subsequent time prior to the Expiration Date by following the procedures described in Section 3 of the Offer to Purchase.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, and its determination shall be final and binding on all parties. None of Offeror, FAC, the Depositary, D.F. King & Co., Inc. (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

Pursuant to the terms of the Merger Agreement, Offeror expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer (other than the Minimum Condition), to increase the Offer Price and to make any other changes in the terms of the Offer. Notwithstanding the foregoing, pursuant to the terms of the Merger Agreement, Offeror may not, without consent of the Company (i) decrease the amount or change the form of consideration payable for the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) impose additional conditions to the Offer, (iv) purchase any Shares pursuant to the Offer that when added to the Shares owned by FAC and its affiliates would represent less than the Minimum Condition or (v) amend any other term or condition of the Offer in any manner adverse to the holders of Shares.

Further, Offeror has agreed that it will not, without the prior written consent of the Company, extend the Offer beyond the Expiration Date, except that the Offeror may, without the consent of the Company, extend the Offer as follows: (i) if, at any scheduled expiration of the Offer any of the conditions to the Offer set forth in Section 15 of the Offer to Purchase including, without limitation, the Minimum Condition, shall not have been satisfied or waived, Offeror may elect to extend the Offer beyond the then applicable expiration date thereof for a time period reasonably necessary to permit such condition to be satisfied in increments of no more than five business days each, (ii) Offeror may extend the Offer for any period required by any rule, regulation or interpretation of the United States Securities and Exchange Commission, or the staff thereof, applicable to the Offer, or (iii) if, at any scheduled expiration of the Offer, the number of Shares that shall have been validly tendered and not withdrawn pursuant to the Offer, together with any Shares then owned by FAC and Offeror satisfies the Minimum Condition but represents less than 90% of the Shares outstanding, Offeror may extend the Offer one or more times for an aggregate additional period of not more than twenty business days. During any extension described in the foregoing clauses (i) through (iii), all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering Stockholder to withdraw them. Offeror’s rights to extend the Offer pursuant to the foregoing clauses (i) through (iii) are subject to the Company’s right to terminate the Merger Agreement if the Offer shall not have been consummated by May 31, 2006. See Section 13 of the Offer to Purchase. Offeror may, without the consent of the Company, and shall if requested by the Company, make available a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act of ten to twenty business days. There will be no withdrawal rights for any Shares tendered during any such “subsequent offering period.” There can be no assurance that the Offeror will exercise its right to extend the Offer. The reservation by Offeror of the right to delay acceptance for payment of, or payment for, Shares is subject to the provisions of Rule 14e-l(c) under the Exchange Act which requires that Offeror pay consideration offered or return the Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided its stockholder list and security position listings to Offeror for the purpose of disseminating the Offer to Stockholders. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt by a Stockholder of cash for Shares pursuant to the Offer and the Merger will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign tax laws. All Stockholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer and the Merger.

Stockholders are urged to read the Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares pursuant to the Offer.

Questions and requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Offeror’s expense. Holders of Shares may also contact brokers, dealers, commercial bankers and trust companies for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

All Others Call Toll-free: (800) 735-3591

January 6, 2006